**AEM SPA**



03 MAY 22 AM 7:21

**FILE NO. 82-4911**

N.
(da citare nella risposta)

AFG/SES/196/2003/AG/db





BY UPS 03050738

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

May 21, 2003

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed an extended summary in English of the Minutes of Aem Shareholders Ordinary Meeting held on April 29, 2003.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Antonella Giacobone
Company Secretary

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

dw 5/27

Encl.



AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale sociale L. 1.800.047.400.000 i.v. - Codice fiscale e Partita IVA 11957540153 - Registro Imprese di Milano N. 1566509/1996
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

**Aem S.p.A.**



**Minutes of the Ordinary Meeting**

**April 29, 2003**

On the twenty-ninth day of April 2003, at 11:35 am, the Ordinary Meeting of AEM S.p.A. was held in Milan, at Via Meravigli No.9/b. Mr. Giuliano Zuccoli, in his capacity as Chairman of the Board of Directors, chaired the meeting pursuant to Article 13 of the By-Laws, and declared the session open.

The Chairman announced that, of the members of the Board of Directors, in addition to himself, the following persons were present:

Mr. Gianni Castelli, Mr. Mario Mauri, Mr. Paolo Oberti, Mr. Francesco Randazzo, Mr. Aldo Scarselli and Mr. Antonio Taormina.

As members of the Board of Statutory Auditors, the following regular auditors were present:

Mr. Luigi Carlo Spadacini, as Chairman, Mr. Alfredo Fossati and Mr. Italo Bruno Vergallo.

The following Member of the Board has justified his absence: Mr. Giulio Del Ninno.

The Chairman, pursuant to Article 13 of the By-Laws, proposed to the Shareholders' Meeting that the function of Secretary be assigned to Mrs. Renata Mariella, who was to draw up the minutes.

The Shareholders' Meeting unanimously approved.

The Chairman acknowledged that:

- the ordinary shareholders' meeting was duly convened on first call, to be held on this day and in this place, at 11:30 am, in accordance with the applicable laws and by-laws, as per Notice No. S-4243, published in the Official Gazette of the Republic of Italy - Notice Sheet No. 71, dated March 26, 2003, as well as in the following dailies: *Il Sole 24 Ore*, *Il Corriere Della Sera* and *Milano Finanza* dated March 22, 2003, with the following

## Agenda

**1. Balance sheet for the financial year ended on December 31, 2002, Management Report by the Board of Directors, and Report by the Board of Statutory Auditors: relevant and subsequent resolutions.**

The Chairman also acknowledged that, with regard to the sole item on the agenda, the accomplishments provided by the laws and regulations then in force had been duly fulfilled. More in particular:

- the draft financial statements, the consolidated financial statements and the management report, including the yearly corporate governance report, approved by the Board of Directors'

meeting held on March 18, 2003, have been available at the registered office, at the Italian Stock Exchange, and on the internet website of the Company, WWW.AEM.IT, since March 31, 2003.

- On April 10, 2003, the Company notified that - following the conversion into law of Legislative Decree No. 25/2003, which abolished the tax on the so-called "hydroelectric revenue" -, the Board of Directors had proceeded to make the necessary amendments to the financial statements of AEM S.p.A. and to the consolidated financial statements of AEM Group.
- On April 14, 2003, the draft financial statements, the consolidated financial statements and the management report, as updated by the Board of Directors in the meeting held on April 10, 2003, as well as the reports by the Board of Statutory Auditors and by the Accounting Firm, were filed.

Furthermore, the Chairman notified that all the documentation had been sent to:

- the shareholders present in person or by proxy at the last meeting;
- all shareholders registered in the register of shareholders as owning at least 500,000.- shares;
- all those who had requested it,

as well as delivered to all of the shareholders, or their proxies present at this meeting, together with the report by the Board of Statutory Auditors regarding the request for investigation of the facts pursuant to Article 2408 of the Italian Civil Code, submitted by the shareholder Mr. Basilio Rizzo during the Shareholders' Meeting held on March 31, 2003.

The Chairman stated that, since 36 shareholders representing 1,183,829,721.- ordinary shares - equal to 65.76% of 1,800,047,400.- (one billion eight hundred million forty-seven thousand and four hundred) ordinary shares with a par value of Euro 0.52 each, constituting the share capital of Euro 936,024,648.- (nine hundred and thirty-six million twenty-four thousand six hundred and forty-eight) - were present in person or by proxy, the meeting on first call was validly constituted in compliance with the applicable laws and by-laws, and was entitled to deliberate on the agenda.

The Chairman:

- notified that the persons in charge had verified the attending shareholders' legitimate right to be present at the meeting, and, in particular, that the proxies submitted by those present had been checked for compliance with the laws and by-laws in force;
- notified that the list of the participants, whether present in person or by proxy, including all the data required by Consob (*Commissione Nazionale per le Società e la Borsa,* the Italian Securities and Exchange Commission), shall be attached to the minutes as an integral part of it, together with the list of persons admitted to hear the meeting only;

- notified that, in order to facilitate the drawing up of the minutes, the carrying out of the meeting would be recorded on tapes to be subsequently destroyed, and that, in order to cope with the technical and organizational needs of the meeting, some employees and collaborators of the company would attend the meeting from an appropriate room, connected by means of an exclusively closed circuit TV system. Audio and videotaping would not be allowed;

- notified that, according to the records filed in the register of shareholders and taking into account the updates relevant to the meeting of that day, as well as according to the notices received pursuant to Article 120 of Legislative Decree No. 58/98 and other available information, the entities proven to directly or indirectly own a number of shares equal to more than 2% of the subscribed and paid-up share capital, are the following ones:

| Shareholders | No. of ordinary shares | % of share capital |
|---|---|---|
| **MUNICIPALITY OF MILAN** | | |
| **- Directly** | **917,976,774** | **50.997%** |
| **- Indirectly, through** | | |
| **METROPOLITANA** | **47,400** | **0.003%** |
| **MILANESE S.P.A.** | **918,024,174** | **51.000%** |
| **FOR A TOTAL OF** | | |
| **MOTOR COLUMBUS AG,** | | |
| **Indirectly, through** | | |
| **ATEL ITALIA HOLDING** | **94,793,281** | **5.266%** |
| **S.R.L.** | | **0.055%** |
| **AAR E TICINO SA DI** | **1,000,000** | |
| **ELETTRICITA' (ATEL)** | | |
| **FOR A TOTAL OF** | **95,793,281** | **5.321%** |
| **ITALENERGIA BIS S.P.A.,** | | |
| **Indirectly, through** | **90,002,370** | **5.000%** |
| **EDISON S.P.A.** | | |

The Chairman stated that he was not aware of any shareholders' agreements pursuant to Article 122 of Legislative Decree No. 58/98, having the company shares as an object, and however disclosed pursuant to Article 9 of the By-Laws.

He reminded that, pursuant to Article 9, paragraph 9 of the By-Laws - except for the Municipality of Milan and the entities set forth in Article 9, paragraph 6 of the By-Laws -, the voting rights connected to the shares held by a shareholder to an extent exceeding the threshold of 5% of the share capital, may not be exercised and the voting right due to each of the entities to which the

threshold of the share ownership may be referred is proportionally reduced, except as provided by previous indications jointly given by the parties concerned.

Furthermore, pursuant to Article 14, paragraph 2 - except for the Municipality of Milan and the entities set forth in Article 9, paragraph 6 of the By-Laws -, the voting right may not be exercised for more than 5% of the share capital not even by proxy, unless the proxy is granted within the framework of the procedure for request and collection of the proxies provided by Articles 136 and subsequent of the *Testo Unico della Finanza* (Finance Consolidation Act).

Therefore, the Chairman formally requested those present at the meeting to declare the existence of grounds, if any, for suspension of the voting right pursuant to the applicable laws and by-laws.

He requested the shareholders or their proxies present - wishing to take the floor - to sign up in advance by giving their names to the Secretary, Mrs. Renata Mariella. When it would be their turn, they could speak from the microphone on the right side of the Chairman's table.

Before going on to discuss the sole item on the agenda, the Chairman notified the technical procedures for managing the meeting and for voting.

Upon registration to enter the meeting, each shareholder or proxy was given a voting card - or several voting cards if representing other shareholders by proxy - and expressed the intention, on behalf of the persons/entities represented, of expressing a "dissenting vote". Each voting card consisted of two voting stubs of different colours, ordered by consecutive numbers.

The first pink stub indicated the object of the relevant voting and the number of votes to which the voter was entitled; on the contrary, the second stub was reserved for any further voting that could become necessary with regard to the agenda.

The Chairman requested those present in person or by proxy not to absent themselves, wherever possible; however, should they leave the meeting before the voting or before the end of the meeting, they were kindly requested to return the attendance card to the staff member in charge. Should they return to the meeting hall, they would be given back the voting card and the relevant recording of the presence.

Voting would be carried out by a show of hands. However, in order to facilitate the vote count, opposing or abstaining shareholders had to also express their vote by using the appropriate stub attached to the voting card, checking the box related to the expressed vote and delivering it to the staff member in charge, for the purpose of recording the vote.

The described voting procedure would be carried out for the resolutions relevant or related to the sole item on the agenda, whereas the other voting - relative to the procedures for carrying out the meeting - would be exclusively carried out by a show of hands. In this case, those expressing a dissenting vote or abstaining from the vote would be obliged to communicate the name and the number of shares represented in person and/or by proxy.

The Chairman announced that in order to facilitate the votes with the described procedures, it would be appropriate to designate two vote counters. He proposed to appoint Mrs. Cinzia De Bellis and Mr. Fabio Ferrari.

Once acknowledged that, at the beginning of the vote, 36 shareholders were present in person or by proxy, representing 1,183,829,721.- shares equal to 65.76% of the share capital - 1,178,038,810.- shares of which equal to 99.51% were voting shares -, the Chairman put to the vote, by show of hands, the proposal to appoint the shareholders Mrs. Cinzia De Bellis and Mr. Fabio Ferrari as vote counters.

The proposal was unanimously approved (at 11:50 am).

The appointed vote counters stated that they would not participate in voting during which they would serve as vote counters.

The Chairman proceeded to discuss the first and sole item on the agenda.

**Financial statements as of December 31, 2002, management report by the Board of Directors and report by the Board of Statutory Auditors: relevant and subsequent resolutions.**

The Chairman proposed, in order to allot more time to the discussion, to omit the reading of the financial statements, the management report, the report by the Board of Statutory Auditors and the report of the accounting firm. The latter had expressed a non-critical judgment on the financial statements and on the consolidated financial statements of AEM as of December 31, 2002, as resulting from the reports issued on April 11, 2003, which could be found on the last pages of the files containing the draft financial statements and the consolidated financial statements which were delivered to all those present.

Nobody opposed it.

The Chairman notified that, in compliance with that required by CONSOB, the Reconta Ernst & Young s.p.a. Auditing Firm:

- with regard to the audit of AEM's financial statements as of December 31, 2002, worked for 516 hours for a remuneration of Euro 40,800.-,
- with regard to the audit of AEM Group's consolidated financial statements as of December 31, 2002, worked for 130 hours for a remuneration of Euro 10,900.

The Chairman notified that - as set forth in the press release issued on April 10, 2003 -, a very positive event took place on April 8, 2003, for the Aem Group, since Decree-Law No. 25, dated February 18, 2003 - abolishing, starting from January 1, 2002, the tax on the so-called "hydroelectric revenue" - was converted into law. As a result, the consolidated net profit rose from 105.1 million Euro in 2001 to 112.7 million Euro.

Therefore, the Board of Directors - which met before the meeting - deemed it proper to confirm the distribution of a total dividend of Euro 0.042.- per share, but resolved upon a new composition

thereof. Said amendment was introduced in order to allow the shareholders to take advantage of the tax credit deriving from the operating profit, while also avoiding the risk of the reduction in the tax credit provided by the finance act for 2004 and - for the short-term future - the risk of the total elimination of the tax credit mechanism following the introduction of the tax reform.

The Chairman then proceeded to read the final proposal to the Ordinary Shareholders' Meeting, as hereinafter set forth:

**Proposal of the Board of Directors submitted on April 29, 2003 to the Ordinary Shareholders' Meeting**

Dear Shareholders:

your company's financial statements, as of December 31, 2002, shows a profit of Euro 34,022,174.00.-.

Should you agree with the criteria according to which the financial statements were drawn up and evaluated, you are invited to pass the following resolutions:

**The Shareholders' Meeting**

- having acknowledged the management report by the Board of Directors;
- having acknowledged the report by the Board of Statutory Auditors;
- having acknowledged the report by the accounting firm;
- having reviewed the financial statements as of December 31, 2002, showing a profit of Euro 34,022,174.00.-;

**resolves**

a) to approve:

- the management report by the Board of Directors;
- the statement of assets and liabilities and the relevant profit and loss account, as well as the notes to the financial statements, showing a profit of Euro 34,022,174.00.-, as submitted by the Board of Directors in their entirety and in their single allocations, with the appropriations and the allocations suggested.

b) to appropriate the operating profit, equal to Euro 34,022,174.00, as follows:

- Euro 1,701,109.00.-, as legal reserve;
- Euro 2,800,097.00.- as a reserve for accelerated depreciations, pursuant to Article 67, third paragraph, of Presidential Decree No. 917/86, with the specification that said reserve, for tax purposes, constitutes an integral part of the allowance for depreciation;

- Euro 13,320,541.00.- as an extraordinary reserve;
- Euro 16,200,427.00.- as a dividend to the shareholders, corresponding to Euro 0.009.- for each of the 1,800,047,400.- ordinary shares; it is also suggested to make the payment starting from June 26, 2003, against detachment of coupon No.5 on June 23, 2003. Said dividend quota shall benefit from full tax credit, equal to 56.25% of the dividend collected ("Basket A").

c) As an integration of the dividend of Euro 16,200,427.00.-, to be distributed to the shareholders a further amount of:

- Euro 59,401,564.00.- equal to Euro 0.033.- per share, taken from the extraordinary reserve constituted during the meeting held for approving the financial statements for 1999. Said dividend quota, consisting of profits allocated in periods of tax moratorium, is exempt from taxation pursuant to the combined provisions of Articles 88 and 44, paragraph 1, of Presidential Decree No. 917/86 and Article 66, fourteenth paragraph, of Law 427/93 and does not confer any tax credit. It is suggested to also pay said dividend quota also starting from June 26, 2003, against detachment of coupon No. 5 on June 23, 2003.

The Chairman provided information on the course of the first quarter of 2003, the report of which was approved by the Board of Directors' meeting which preceded the Shareholders' Meeting, and shall be made available to the public on May 5, next month. He pointed out that the first three months of 2003 have confirmed and even consolidated the positive trend already noticed in the first two months' period, showing an increase in sales revenue of about 30% and an increase in profitability in the order of 50% with respect to the previous year; the gross operating margin also shows a significant increase with respect to the previous fiscal year. At the same time, compared to December 31, 2002, the debt is reduced by approximately 80 million Euro.

The Chairman then invited the Chairman of the Board of Statutory Auditors, Mr. Luigi Carlo Spadacini, to read the Board of Statutory Auditors' report, with regard to the request for investigation of the facts, pursuant to Article 2408 of the Italian Civil Code, which was submitted by Mr. Basilio Rizzo during the meeting held on March 31, 2003.

By unanimous agreement of those present, reading of the abovementioned report was omitted, and the report is attached to these minutes.

The Chairman then declared the discussion open, and it proceeded as follows.

Mr. Buzzi took the floor - in his capacity as shareholder (25,000.- shares personally owned) - in order to obtain more clarifications on the use of the means deriving from the increase in the bank exposure, on a mid-to-long term basis. Said exposure, as pointed out by Mr. Buzzi, has gone from about 5 million Euro at the end of 2001 to 295 million Euro at the end of 2002.

Taking for granted the realization of investments, he would like to know both the terms and conditions of the exposure and the use to which said means were dedicated.
With regard to the transactions on shareholdings - which in any case affect the operating results -, Mr. Buzzi deemed it proper and necessary to make some further remarks with respect to the last meeting of AEM held on March 31, last month.
On the other hand, after having congratulated the professional who drafted the minutes of that meeting - especially for how he referred his speech -, he pointed out how the Chairman's reply was more exact and detailed in the minutes than it had been in reality. Therefore, he requested to keep, and to not destroy, the records of those proceedings.
He complained of having received (indeed, having personally withdrawn) the minutes only in the afternoon of Friday, April 18, after several requests, and complained how this indicates a lack of respect for the shareholders' rights, also taking into account the 90-day deadline for a possible appeal. He reminded those present how, even before March 31, he had repeatedly and in vain requested confirmation by the directors of the absence of conflict of interest regarding e-Biscom, and how said confirmation was provided only by the Chairman, Mr. Zuccoli, and by the councillor, Mr. Talamona, who he thanked for this reason. He pointed out how the non-existence of such conflicts of interest is a clear duty of the directors and an equally clear right for the shareholders, and how the lack of such confirmation entails the disqualification from the office.
Mr. Buzzi continued by reminding those present how, in his speech in the meeting held on March 31, he dissociated himself from the other shareholders exclusively with reference to the repeated use of the term "fraud" and how he was extremely disconcerted not to see either a denial or a least reaction. If there is a fraud (a model fact situation provided by the Italian Penal Code) - the shareholder continued -, then there are swindling and swindled parties, among which could be the entire citizenry of Milan; the lack of an appropriate reaction constitutes a further reason for repeating, with the utmost determination, the request for immediate resignation of the Board of Directors and the initiation of an investigation to be entrusted to an independent and external body: for example, it could be entrusted to a qualified accounting firm, that would check the real extent of the insufficient transparency and the reasons for the total lack of preliminary information with regard to the financial position and the actual future prospects of the two companies, these being crucial elements for evaluating the convenience and correctness of the transaction.
Furthermore, Mr. Buzzi pointed how, during the meeting, his request to hear from the Chairman of Metroweb the actual future prospects of the company - this being an absolutely crucial element for evaluating the validity of the transaction - was absolutely omitted.
All this, in the opinion of Mr. Buzzi, threatened to vitiate the entire transaction. Therefore, he urged to take appropriate actions in order to protect the interests of the citizens of Milan being

shareholders, by pointing out that - besides the penal aspects (mentioned by another shareholder under his/her own exclusive responsibility) -, in his opinion, the Court of Auditors' Prosecutor may have an interest in this, due to a possible damage caused to the inland revenue, given that 51% of the share capital is held by the Municipality of Milan. Mr. Buzzi concluded by reserving the right to possibly reply.

Mr. Cugnasca took the floor in his capacity as shareholder (500 shares personally owned). First of all, he started by saying that he would discuss only the investment in Energheia, a company characterized - in his opinion - by past unlucky events, given that the entity of said investment and of the risks to be expected were not - in his opinion - sufficiently illustrated in the annual report.

He regretted the fact that the information included in the report - mentioning the purchase of 25% of Energheia, with the intention of going up to 82%, upon execution of the necessary authorizations -, appeared to be a great deal more laconic than what was actually stated in the financial statements of Air Liquide Italia, as approved last week; such financial statements pointed out, in a more exhaustive manner, the existence of an option expiring in 2003 (which, he said, neither the press nor AEM's financial statements mentioned) as follows: "...that an irrevocable and unconditional put option was issued to AEM, pursuant to and for the effects of Article 1331 of the Italian Civil Code, on the basis of which AEM shall have the right to sell to Air Liquide Italia - that is obliged as from now to buy at the sale price - the abovementioned quota in 2003, should no specific events occur which are especially related to the obtainment of the authorizations..."

Therefore, he reminded those present that, when he asked the meeting about the possibility and the probability of obtaining the relevant authorization within the remaining 8 months, he was answered that, in any case, there were general understandings for a possible extension of the option. Therefore, he asked to know what the current situation was, and, in particular, if it was possible for each of the contracting parties to be released from the mutual obligations by the end of this year and for "each to go its own way".

With regard to the Turbogas transaction to be carried out in Limito, Mr. Cugnasca stated that he believed that the following several obstacles and problems existed:

- reclamation of the subsoil, for which Air Liquide Italia this year had set aside, for the sake of prudence, about 4 million Euro, an amount which may prove to be insufficient or, on the contrary, huge, in light of the conditions arising during the works;
- the likely insufficiency of the current usable area, made worsen by the circumstance that the closest available site belongs to the bankruptcy of the previous owner Sisas SpA and is a polluted site of national importance, with at least three large known dumps, plus other possible "surprises" in the subsoil;

- the need for numerous auxiliary services, such as cooling water, demineralized water, a network of wells, etc., which were once supplied by Sisas and are now more difficult to obtain, or in any event more expensive. In this regard, Mr. Cugnasca asked whether it was the company's intention to implement them from the beginning, or whether it intended to buy the ones falling within the bankruptcy and then to enhance them;
- the permit for the construction of a new chimney for turbo-gas and, moreover, the replacement of the Ansaldo 200 ton/hour 90 bar boiler plant (insufficient, he said, or in any case worn out).
- He also asked for more technical details concerning the configuration of the installation, which according to what he learned from the Plus supplement of *Il Sole 24 Ore* dated February 8, must be 240-250 electrical megawatts and 100 district heating megawatts. He asked more specifically how many turbines were planned.

Mr. Cugnasca went on to suggest that what had been officially planned and submitted should be made available to any shareholders so requesting, for purposes of consultation.

He asked to be notified with: the dates scheduled for starting and ending the works; the financial plan's forecasts, given that the previously quoted article mentioned 100 million Euro already earmarked for Pioltello Limito, when, in his opinion, the commitment would be equal to at least 250 million Euro and possibly more; the employment forecasts relative to an area where the partial shutting down of the chemical centre has caused problems.

Therefore, Mr. Cugnasca explains - requesting for kind confirmation thereof - the current status of the authorizations, which, to the best of his knowledge, was the following one:

- application for Turbogas: filed with the Ministry of Industry, the Region and the Municipality;
- reclamation characterization plan: drawn up, but not yet approved by the Services Conference;
- "Convention": still far from a solution;
- Survey by Snam for methane connection: drawn up, but not yet submitted.

Therefore, he expressed his worry regarding the state of the Ansaldo boiler plant, which, as far as he understood, would constitute the backbone of the district heating field.

In fact, said boiler, specified Mr. Cugnasca, was rebuilt all over again after a disastrous explosion occurred in June 1995, by re-using - for reasons defined as "technical-administrative" reasons related to the ISPESL [*Istituto per la prevenzione e la sicurezza sul lavoro,* the Italian Institute for Prevention and Safety at Work] dossier - the original cylindrical bodies built by Rheihuette in 1968 (that was 35 years ago) and used non-stop for well more than 200,000.- service hours, besides suffering the effects of the abovementioned devastating explosion.

In light of such considerations, Mr. Cugnasca thought that - in spite of all the tests and the more or less disinterested approvals by the builder and by third-party entities -, it was necessary to ask renowned and independent experts of the field whether the operation of the boiler plant at reduced capacity and pressures should be planned.

Finally, with reference to Energheia, Mr. Cugnasca reminded those present that the agreements for the investments in said company were made, five months ago, on the basis of 5,6 million Euro. Therefore, he recalled that, in order to acquire the energy business in 1994, the then SIO S.p.A. spent a good 90 billion Liras, and that this sum - taking into account further investments, the losses due to the explosion and work stoppages -, turned into about 200 billion old lire by the end of last year.

Therefore, he wondered whether the company had at least "sweetened the pill" for the French group with some kind of agreement to supply KW/hr in future, at reduced rates, for the production units thereof.

He concluded by asking that his questions and the relevant answers - which he hoped would be complete and exhaustive - be duly included in the minutes, and he reserved the right to briefly reply upon declaring his vote.

Mr. Graziosi took the floor in his capacity of shareholder (10,000.- shares personally owned), and with reference to the transaction concluded with e-Biscom, recalled that he had already made some critical remarks during the meeting of AEM held on March 31, when, on the other hand, the financial statements of the companies involved were not yet ready.

He now confirmed his uncertainties concerning this transaction, also in light of the data resulting from the Company's financial statements, showing a debt exposure of more than 1,100,000,000.00.- Euro (one billion and one hundred million). Then, the possibilities of development of the company and the size of the capital required for e-Biscom, had been, according to Mr. Graziosi, the other factors that determined the decision to abandon that field.

In this regard, he stated that he considered the agreement entered into with e-Biscom equivalent to a true "leonine partnership", given that - in his opinion -, when faced with AEM's expressed desire to sell the shareholding held in Fastweb, e-Biscom placed the Company in a dilemma of the "take it or leave it" type, by asking it to honour the commitments undertaken, or by offering it in exchange a contract providing for substantially unfavourable terms.

Continuing, Mr. Graziosi stated that - even if acknowledging that at the time when the investment in Metroweb and e-Biscom was decided (that is, three years ago) AEM had considerable liquidity - without having, on the contrary, any possibility of expansion in its own traditional sectors - he considered it in any case an investment that has given unfortunate results.

With reference to the financial statements, Mr. Graziosi stressed with concern the trend of the last few years toward increasing indebtedness on the part of the Company, culminated - this year - with a figure equal to Euro 1,100,000,000.00.- (one billion and one hundred million). Still, he considered this negative evolution justified within certain limits, above all in light of the acquisitions executed by the Company.

Therefore, he asked what the investment made in Metroweb had been, expressing the fear that said investment was huge and in any event disproportionate, even if, thanks to such an investment, an infrastructure was being created that was of extreme importance and usefulness for the city. As also stressed by Mr. Zuccoli, Mr. Graziosi warned that the duty of the Company was to make profits. If the Municipality intended to subsequently implement an infrastructure useful to the city, it should do so by imposing taxes.

Therefore, Mr. Graziosi quoted the turnover equal to 54 million Euro, in consideration of an investment of 300 million Euro, which proved the non-convenience of the investment made.

Therefore, he complained about the link-up fee proposed by Fastweb, especially with regard to private individuals with limited traffic.

Therefore, he requested to review the financial statements of Metroweb in order to better understand what it had been all about.

Continuing, Mr. Graziosi requested information on Edipower, more specifically on its power (which, as far as he knew, was 1000 megawatts), which had not been even included in the financial statements. Though acknowledging that the shareholding held by the Company in Edipower was not particularly high, as it is equal to 13.4%, Mr. Graziosi considered it, in any case, an investment the possible prospects of which it would be worthwhile to evaluate

With reference to the strong development showed, in his opinion, by the Company over the last years, thanks (among other things) to an intense acquisition policy, Mr. Graziosi suggested a pause for reflection of a year and a half or two years.

With reference to the repowering of Cassano 2, Mr. Graziosi asked when the putting into service of said power plant was to be expected.

With regard to the hydroelectric power plants, Mr. Graziosi - while first thanking Mr. Corona for having provided him with the description of all the hydroelectric plants of AEM -, expressed a particularly positive judgment of them, even though he disclosed that he had seen small discrepancies between the various plants, some of which, he claimed, should be enlarged.

Concerning the wind power plants, Mr. Graziosi stated that they have the disadvantage of being noisy and of polluting the environment from the standpoint of scenery.

He asked for clarifications and information on the timing relative to the implementation of the Conca Fallata power station, which had been discussed at the beginning of the 1990s, and which to that time, he said, had not yet been started.

Given the enormous commitments undertaken by the Company, Mr. Graziosi recommended a pause for reflection and suggested continuing with the investments started, without taking on any new ones. In order to achieve a situation of balance between debts and equity, as the Company seemed to have achieved, it was necessary - as stressed by Mr. Graziosi - for the debts to be used in a productive manner (this did not happen with the investment of 300 million Euro in Metroweb, which he said had not constituted a good example of sufficiently productive use) and for the sales revenue to be proportioned to the debt, given that an excessive debt exposure, with respect to the sales revenue, entailed the need to use the latter in its entirety in order to pay the interest due and for paying off the debt.

Finally, he repeated his proposal for a pause for reflection of two years in order to see what the Company's actual sales revenue would be; since, at the current stage of growth, it was not possible to make forecasts regarding the point at which the Company would stabilize.

Mr. Rizzo took the floor in his capacity as shareholder (100 shares personally owned) firstly in order to make some remarks and to ask questions on the corporate organization, and, in particular, to find out whether, from the legal viewpoint, it was possible and lawful that persons who were already members of the AEM's Board of Directors should later become statutory auditors in companies owned by AEM itself. In his opinion, continued Mr. Rizzo, this was certainly not elegant, and the current statutory auditors should probably intervene on this issue.

Mr. Rizzo also reminded those present that a member of AEM's Board of Statutory Auditors - subsequently replaced for reasons known to all -, had then granted other assignments in companies controlled by AEM itself. With regard to the Board of Statutory Auditors, Mr. Rizzo asked why the rule granting the Municipality of Milan the chairmanship of the Board itself had not been applied in the case of AEM.

Therefore, he thanked the Board of Statutory Auditors for the answer given to him with regard to Fastweb and Metroweb and, while expressing his satisfaction with the timeliness and the demonstration of corporate democracy (often greater than that existing inside the institutions), on the other hand he expressed his dissatisfaction with regard to the merits of the issue. In fact, Mr. Rizzo recalled how the Board of Statutory Auditors had not answered an essential question of his, that is why e.Biscom had been quoted instead of Fastweb, an event which had caused objective damage to Fastweb, and therefore to the shareholding held by AEM in Fastweb. Somebody had said, Mr. Rizzo continued, that such a quotation could not be avoided, since this had not been provided by the shareholders' agreements dated July 1999; however, it was precisely on this point

that his basic question had focused: that is, how did it happen that a preliminary quotation of Fastweb had not been provided by those agreements? - proving a lack of foresight on the part of that Board of Directors -, especially when - as it could be inferred from the latest and known interviews of e.Biscom's financial partner - the transaction at issue had been mainly a financial transaction rather than only a transaction of technical nature. Therefore, he asked the Board of Statutory Auditors to provide a clear answer in this regard.

Therefore, Mr. Rizzo proceeded to make certain remarks on the financial statements. First, he asked for clarifications on the evaluation of AEM Calore & Servizi quote. In fact, in the document relative to AEM S.p.A., it had been evaluated at about 9,296.- million Euro, whereas, in the document relative to the AEM Group, it appeared depreciated by about 400 million Euro, and this only two months after the purchase. Furthermore, he asked how it happened that AEM decided to buy a company - now called AEM Calore & Servizi - which had had a drastic drop in profits and turnover between 2001 and 2002.

Secondly, Mr. Rizzo asked why the Company distributed only part of the operating profit, setting aside all the remainder as a reserve, while withdrawing from reserves of 1999. In his opinion, in this manner the municipal administration was thus waiving a tax credit, which ran the risk of being lost over the years. On the contrary, he wondered whether it would not be more profitable for the shareholders and for the Company to distribute the profits up to the permitted maximum and possibly waive a withdrawal from the reserves, in order to leave the Company resources for its investments and for its operating capacity. The distribution of all the profits permitted, continued Mr. Rizzo, would guarantee not only the utilization of a greater tax credit, but also greater transparency with regard to the Company's actual profit during that year.

Therefore, Mr. Rizzo went on to some remarks and questions on the Company's future. Firstly, by making reference to Metroweb, he agreed with AEM's choice to control the network, even if he actually thought that the costs of the transaction had been borne by the citizens of Milan, because the cable-laying in the city had been implemented simultaneously to the works related to lighting systems. On the other hand, he expressed his worries for the future: he wondered whether AEM was seeking other partners to use the network, as otherwise it would have done useless work, while bearing the cost of strong investments.

Going back to AEM Calore & Servizi, Mr. Rizzo asked why the Municipality of Milan -owning 51% of AEM - was setting up a company of its own with the same object, i.e. the supply of heat, and whether AEM had been dealing with this problem with the Municipality of Milan in order not to create damage, but positive results.

Moving on to Energheia, Mr. Rizzo - as already previously asked by Mr. Cugnasca - also asked to be provided with further in-depth data, with respect to both the environmental and the economical aspect.

Mr. Rizzo concluded his speech by asking why the Statutory Auditors of the operating companies were earning more than those of the parent company, and expressed his thanks.

Mr. Cova Minotti took the floor in his capacity as shareholder (2,500 shares owned by proxy of Piccole Partecipazioni S.p.A.) to ask whether, given the good progress in the first quarter of this year, one could reasonably expect a dividend at the end of 2003 equal to that of 2002.

Mr. Galeone took the floor in his capacity as shareholder (5,000 shares personally owned); firstly, he stated that he was participating in the AEM meeting for the first time, not for lack of will, but due to the lack of organization within the company itself. In fact, he believed that AEM hardly attributed any importance to disclosing the notice calling the meeting - perhaps because, since the Board of Directors was an expression of the majority shareholder (that is the Municipality of Milan), it was not interested in the number of possible participants to the meetings, which indeed was ridiculously low.

This opinion, Mr. Galeone continued, could not be shared, because the shareholders (originally the citizens of Milan), even if small in number, must be always respected.

To give examples of the bad corporate organization, Mr. Galeone first recalled how, in the previous year, he had tried to procure a copy of the financial statements in due time, in order to be informed, and how no one was able to supply it to him; he also pointed out how, though submitted in an elegant graphic format, this year's financial statements did not give satisfying results at all.

Secondly, Mr. Galeone complained of the Company's disservices to its clients as well. He referred more in particular to the branch located at Corso Vittoria, where the users went to pay the bills - a branch with many employees, but no supervisor. He had sometimes asked for the manager and had been told that he was busy; he had written letters and received evasive answers.

Moving to a technical aspect of the distribution, Mr. Galeone recalled how, for a long time, next to his home, in the San Siro area, there had been a distribution plant, between Via Paravia and Via Pianella and another street, whose very noisy installations were later relocated to other buildings - among other things, for safety reasons. On the other hand, he recalled that the previous installations - two of which were made of reinforced concrete - have stood abandoned for years without being demolished.

Finally, Mr. Galeone hoped that the Municipality of Milan would sell its majority share, even at market prices or at prices greater than the latter, to whomever it shall deem proper, so that the management of the company would be in private hands, and in order for the Board of Directors to be actually obliged to account for its actions. In fact, even though the company does not close with

a loss, the dividend - without taking into account the withdrawal from extraordinary reserves - had actually been only in the order of 0.009 Euro.

The Chairman took the floor to reply.

Firstly, he replied to Mr. Buzzi who had asked, among other things, for clarifications concerning rates, cost of money and use of the financial resources.

The Chairman recalled the investments made in 2002:

- the Enel network of Milan, for about 420 million Euro;
- the shareholding of 13.4% in Edipower, for 130 million Euro;
- the acquisition of about 5% of Atel;
- the participation, together with Amga S.p.A. of Genova, in the purchase of an important shareholding in the AGAM of Monza.

He also reminded those present that the sum of all these investments exceeded 950 million Euro, and that this explained the difference between the financial position at the end of 2002 and that of 2001.

With regard to the rates, the Chairman continued, AEM at the end of 2002 had a debt/equity ratio around 0.98% (against a European average of more than 1.2%) and at the end of March 2003 this ratio dropped even further to about 0.85%; therefore, the situation was to be considered very balanced, to the point that Standard & Poor's acknowledged AEM with an "A rating". Unfortunately, two old loans with high rates were still running, but the Chairman stressed that those currently in the process of being executed had particularly interesting rates.

Moving on to the issue of the recordings, the Chairman confirmed, always in replying to Mr. Buzzi, that the meeting then in course, was also being taped, but that after having drawn up the minutes, the tapes are always destroyed.

With regard to any conflict of interests between the members of the Board of Directors of AEM and e.Biscom, the Chairman confirmed having received confirmation that no such conflict existed from all the Members of the Board of Directors present, with the exception of Mr. Scarselli, Councillor, who declared owning 150 shares in e.Biscom, which he had bought in 2001. Personally, the Chairman confirmed his previous statement, specifying not having bought or sold any shares in e.Biscom over the last month.

Finally, the Chairman apologized to Mr. Buzzi for not having given the Chairman of Metroweb a chance to speak at the last meeting, pursuant to a specific request of his. Therefore, with the consent of the meeting, he would invite Mr. Scarselli to speak in order to briefly answer the question put through during the meeting held on March 31, last month, with regard to Metroweb.

First of all, Mr. Scarselli stated that he did not wish to comment on the statements made by certain shareholders including terms such as "fraud" and "swindlers"; instead, he would like to calmly evaluate the relevant minutes. Therefore, he proceeded to set forth a brief history of Metroweb.

Metroweb - as explained by Mr Scarselli, who had been Chairman of said company from its establishment, i.e. from September 29, 1999 - has a share capital of 20 million Euro. It was initially owned to the extent of 67% by AEM and 33% by e.Biscom. With this initial capital, they proceeded to make investments, by means of a direct debt of the company to the credit institutions, without AEM contributing any direct guarantees. Metroweb - continued Mr. Scarselli - invested about 270 million Euro for the development of an essential resource for the city of Milan: never had there been a telecommunciation transaction as positive as that of Metroweb.

The Company has always shown a profit, or even a substantial profit; this year the gross operating margin (contributing to the consolidated financial statements of AEM) is equal to 17.5 million Euro. Nobody, continued Mr. Scarselli, and much less the Municipality of Milan, would have been able to wire the city of Milan, had it not had a partner paying for the monthly fibres optic fees. The never-mentioned economic advantage of the relationship with e.Biscom/AEM precisely derives from the growth of Metroweb: Metroweb would not exist, the wiring of 45,000 buildings in the city of Milan would not exist, had there not been at least one client capable of producing a profit in the accounts of the company, and Milan would not be the most wired city of the world. Proof of this lay in the fact that, at that time, e.Biscom had sought, and had managed, to transfer its share of 33% held in Metroweb at a value that was ten times greater than that of the initial underwriting. Therefore, for AEM as well, the progressive value of its shareholding in Metroweb itself had multiplied tenfold.

The only issue upon which Mr. Scarselli agreed with Mr. Rizzo was the fact that was the moment when Metroweb had to take off, given that it finally owned a platform for finding new clients.

Mr. Scarselli also supposed that Metroweb would possibly be listed on the stock exchange in future, as well as the fact that the Board of Directors may succeed in exploiting to the utmost the network, which had cost not only in terms of investment, but also in terms of inconveniences for the city.

Metroweb is perfectly aware of having created damages and/or simply annoyances while wiring the city, but that certainly did not happen in order to do a favour to Fastweb, as some of the AEM shareholders had claimed.

Mr. Scarselli concluded by urging the shareholders, on one hand, to look at the economic results of other companies that had ventured into telecommunications, and on the other hand to verify the results of Metroweb and to consider the fact that 100% of the network is presently in the hands of AEM.

The Chairman took the floor again and, after having thanked Mr. Scarselli, he replied to two comments related to dividends, by pointing out that the change in the composition of the dividend,

as resolved by the Board of Directors in the morning session, had been made precisely in order to give the shareholders, and especially the majority shareholder, a chance to exploit the tax credit to the maximum.

While replying to Mr. Graziosi, the Chairman - in order not to go back to the issue of Fastweb, not included on the agenda of that meeting - specified only that he had the impression of having perceived in Mr. Graziosi's speech, if not an agreement, at least the realization that it was in the interest of the AEM Group to concentrate on the core business, and therefore to try to evaluate the participation in telecommunication, but without considering it to still be an important activity for the AEM Group itself.

He also confirmed what had been reported in the meeting held on March 31, last month, concerning the mechanism for transferring shares to bonds: this was a mechanism that had increased the possibility to collect the credit, since the shares are the last of the credits receivables within a company, as opposed to a debenture loan. The market, continued the Chairman, has indeed positively assessed this transaction. EM had certainly invested a great deal over the year 2002, as previously shown, but, with respect to 1998, it doubled its sales revenue, and the year 2003 was turning out to be a year in which the fruits, deriving from the strategy of enhancing the company's core business, would begin to be harvested.

The Chairman, with regard to:

- Metroweb, announced that the financial statements are available at the registered office of the company, for consultation by any one who desires to do so;
- Edipower, recalled that AEM cannot consider himself as a reference shareholder and, therefore, in order to consult the data of this company, is required to follow the rules set forth within the framework of this partnership;
- Cassano 2, announced that the repowering works shall be completed by the end of June, and therefore the new combined cycle shall presumably enter into commercial service as early as August. The last repowering of the Cassano power plant, the so-called Cassano 3, shall be implemented over the year 2004.
- Impianti in Valtellina, thanked for the enthusiastic wording and agreed in considering them to be significant power plants, which have had crucial roles in the history of the hydroelectric industry, not only in Lombardy, but also across the country, and confirmed that the relevant repowering project is proceeding on schedule;
- Centrale di Conca Fallata, stated that he would have better defined it as a "local plant" because of its very limited power; the intervention of AEM is a promotional one, in order to revitalize a pleasant aspect of Milan, such as the Navigli area.

Therefore, the Chairman proceeded to reply to Mr. Rizzo. Basically, with regard to the mechanism for listing e.Biscom, the Chairman considered it positive that AEM had not been involved in listing an activity that had later proven to be quite divergent, in comparison to the initial terms, from the interests of AEM itself. He considered even more positive the disengagement transaction, with a great appreciation of AEM's investment, as had already been said.

With regard to AEM Calore & Servizi, the Chairman stated that AEM had decided to proceed to this acquisition with a double approach: on one hand, a defensive approach, and, on the other, an expansive one.

The defensive approach is based on the acknowledgment that, in the field of heat management in Italy, there are unfortunately almost no more national operators; rather, the entire field is concentrated in the hands of a few European operators, who on the other hand, are also energy operators. One of these is a major electricity operator; the other one is a major operator in the gas sector. Obviously these companies perceive in heat management the possibility of dragging along their core business, and therefore of selling gas together with heat management or of selling electricity together with heat management. AEM has perceived this danger and therefore had implemented this acquisition; but, on the other hand, it has also felt that there could be an opportunity to invest in this field, precisely with a view to dragging one's core business. From this point of view, the Chairman declared to completely agree with the theory that the Municipality of Milan has to pay - for some aspects - particular attention to AEM.

Going on to the problem of Energheia, the Chairman recalled that Energheia was a company owned by Air Liquide, which had taken over an installation from Sisas located in Pioltello. This installation has long been inoperative, with a steam turbine that used to supply steam for technological use. Air Liquide had proposed to AEM a joint venture to transform that obsolete site into a modern 240-megawatt combined cycle power plant, and AEM had deemed the initiative as being worthy of precise and careful examination. Therefore, continued the Chairman, the company was thinking of dismantling the existing power plant, building a new one with a 240-megawatt combined cycle power plant; with respect to the traditional combined cycle, the new power plant shall also produce by cogeneration, so that the total performance of this power plant will be far greater than the 56% typical of the best combined cycles, since it will supply waste heat for district heating, and/or will supply steam for industrial use to the settlement of Air Liquide. There is an agreement between AEM and Air Liquide, according to which, should the authorizations not be completed within a reasonable date, Air Liquide undertakes to repurchase the shareholding currently held by AEM in Energheia at the same price; therefore, AEM is completely safeguarded from the risk that the power plant will not be implemented.

The Chairman stated to be available to allowing a detailed review of the project data at the registered office of the company; however, it must be taken into account that only non-strategic data or data whose content is such as to allow disclosure will be accessible to the public.
The Chairman confirmed to Mr. Cova Minotti - who had asked for forecasts with regard to the dividend of 2003 -, in terms of economic results, what had already been said at the beginning of the meeting, that is, that 2003 has started off very well, with high and substantial growth trends.
While answering to Mr. Galeone, the Chairman expressed his regret for AEM's image, described as a public monopoly company, with very bad services provided to its clients. He recalled that one of the reasons that brought him to accept the appointment as Chairman and Managing Director of AEM was precisely the sharing of a project aimed at transforming a public company into a company that is also - stressing "also" - and not only private. On the other hand, the Chairman felt obliged, in order to defend the reputation of the company he was representing, to recall some objective data: among the tasks of the Authority for Electrical Energy and Gas, there is also the duty to measure the service quality. AEM, at a national level, is among the first companies, and certainly not the last company, and, in any case, it must also be compared with Enel, which today distributes in Italy more than 80% of the electrical energy to the end market.
Today, the clients-citizens can accurately check whether the distribution companies comply with the quality parameters.
On the other hand, continued the Chairman, the liberalization of the market from May 1, for all users consuming more than 100,000.- kW/hr, open up a further field of comparison, because, at this point, should a client not be satisfied with the service, it can easily change suppliers. This certainly does not yet apply to domestic users, but we will get there, as the Chairman was the first to wish.
Therefore, the Chairman gave the floor to the Chairman of the Board of Statutory Auditors, in order to answer the questions of Mr Rizzo.
With regard to the Statutory Auditor appointed by the Municipality of Milan at the time of the election and then subsequently disqualified due to decree of nullity issued by TAR (*Tribunale Amministrativo Regionale,* Regional Administrative Court) - and who, to this day, holds the office of statutory auditor in a controlled company -, the Chairman of the Board of Statutory Auditors stressed that the controlled company was not the Municipality of Milan, and therefore how said company could not remove - if not due to justified reasons - a statutory auditor correctly and appropriately appointed. With regard to appointing the Chairman of the Board of Statutory Auditors of Aem S.p.A., the Chairman specified that he was appointed due to a matter of age, and that there was no obligation for the Chairman to be either the one appointed by the minorities, or the one appointed by the Municipality of Milan.

With respect to the third important point that Mr. Rizzo had stressed - i.e. why, in the agreement between AEM and e.Biscom, no prohibition had been set forth for a quotation of e.Biscom before Fastweb or Metroweb or both were possibly listed -, the Chairman of the Board of Statutory Auditors could only confirm that, objectively speaking, this prohibition had not been provided and stressed how, on the other hand, all the agreements and contracts represented a meeting of free wills between the parties, and how this had been decided and appropriately executed in 1999.

The Chairman again took the floor, in order to answer the query relevant to the difference of value of AEM Calore & Servizi in the AEM S.p.A. financial statements and in the consolidated financial statements. The Chairman explained how this difference is linked to that small goodwill quota to be duly recognized for a business that was already functioning. Therefore, while AEM S.p.A. charged it to cost, in the consolidated financial statements it was recorded as net worth. Accordingly, the difference between the two values represented the goodwill, granted to the previous shareholder for the purpose of acquiring this company.

Mr. Buzzi requested the floor in order to reply. Having acknowledged the confirmation given by the Members of the Board of Directors - but in view of the fact that this refers to the current moment, and not to his original request made in 1999-2000 - that they had never had shares or interests of any nature in e.Biscom, he considered the answer as being incomplete. He recognized that there had finally been a clarification with regard to the term "fraud", used on March 31, and from which, in any case, he had expressly dissociated himself. In fact, Mr. Buzzi explained that his current speech derived directly from the fact that the denial, received on that day, should properly have been given on the former occasion, or in any case before he himself spoke; at that point, there would not have been any reason for him to speak, nor would he have done so.

The Chairman - given that the present Members of the Board of Directors had drawn up, in real time and in handwriting, a statement relative to the shares owned in e.Biscom -, wished to confirm - for the sake of correctness - that the members of the Board of Directors present at the meeting had stated that they did not own and had never owned shares in e.Biscom, with the exception of Mr. Scarselli, who declared to own 150 shares in e.Biscom which he had bought in 2001.

Mr. Galeone requested the floor n order to reply. He complained that he had not received answers with regard to his indications of disservices by the company.

He had not asked for any comparison with Enel, but he had paid attention to the small things that persons went through daily:

- the service counters were extremely crowded (only recently have a few benches and luminescent billboards been installed in the hall of the branch located at Corso di Porta Vittoria);
- the absence of a privileged section for the elderly or disabled people;

- the supervisors' lack of availability,

and so on.

The Chairman wished to reassure Mr. Galeone, since the Board of Directors had accurately taken note of his remarks, and that he would personally cause the problems to be solved.

Mr. Rizzo requested the floor in order to reply. He complained that he had not been given an answer on whether there was any legal ties to the fact the former members of the Board of Directors of AEM are now holding the office as statutory auditors in affiliated and wholly-owned subsidiary companies.

He clarified, with regard to the statutory auditor of AEM, who had been removed from his office following the decree issued by TAR, that, in his opinion, that person would have never become statutory auditor of the subsidiary company, had he not been Statutory Auditor of AEM.

Thirdly, with regard to the appointment of the Chairman of the Board of Statutory Auditors, he specified that he had nothing against the persons involved, but pointed out that the person appointed as Chairman of the Board of Statutory Auditors was a statutory auditor who had previously been a member of the Board of Directors as a political representative.

With respect to Fastweb, continued Mr. Rizzo, he clarified that he continued believing that AEM's interest had not been protected as a result of the non-quotation of Fastweb.

He recalled that he had read to the meeting held on March 31, last month, the statements by authoritative economists, who had explained how things occurred. According to Mr. Rizzo, the fact of not having set forth that constraint is a serious flaw, and he had precisely asked for an opinion on these choices.

Mr. Rizzo continued by stating that he had also asked, always during the meeting of March 31, last month, whether there were external persons that had dealt with the event and the answer had been: "it does not result from the documents filed on the record", whereas it is well known that the then General Manager of the Municipal Administration - now General Manager of Confindustria (*Confederazione Generale dell'Industria Italiana*, the Italian Employers' Association) -, had handled the event.

And coming to the last issue, Mr. Rizzo believed that, even at the conclusion of this event, the interest of AEM was not protected: e.Biscom had just resolved upon a capital increase up to 25 Euro per share. AEM will perhaps exchange its shares at 35 Euro. This led Mr. Rizzo to announce in advance his opposing vote, not so much for the other parts of the financial statements, but primarily for the abovementioned remarks.

Therefore, Mr. Rizzo returned to the issue of the dividends. It was not clear to him why the majority shareholder could not ask to change the decision on the dividends: especially because it was not possible to recover the tax credit in full.

Therefore, the Chairman came back to the issue of the dividends.

He explained how the Board of Directors, in the session of that morning, had resolved to modify the components of the dividend, precisely with the approach of being able to give the dividend the maximum possible tax credit.

Should the meeting of that day resolve to distribute the profit of AEM to an extent greater than that suggested, the tax credit would not increase, but would worsen the structure and the composition of the balance sheet of AEM.

The tax credit is not unlimited, but it has a maximum amount.

All profits that the Board of Directors had decided that morning to distribute, concluded the Chairman, included an intrinsic tax credit; therefore, with respect to the resolution passed by the Board of Directors on March 18, 2003, there was a sure advantage: along with the dividend, there was a quota of tax credit.

As nobody else took the floor, the Chairman:

- declared the meeting adjourned and put to the vote the proposal for approval of the financial statements as of December 31, 2002, the management report and the distribution of profit.

The Chairman renewed his request to those present to declare any lack of entitlement to vote, and urged them not to leave the hall before the end of the voting. He announced that, at the beginning of the voting, there were 36 shareholders present, either in person or by proxy, who held 1,183,829,721.- shares equal to 65.76% of the share capital, of which 1,178,038,810.- shares were equal to 99.51% of the voting shares, and he opened the voting (at 1:37 p.m.).

The proposal was approved by majority vote.

Favourable votes: 1,178,013,510.- shares

Opposing vote: 100 shares (Mr. Rizzo)

Abstained: 25,000.- shares (Mr. Buzzi)

Not voting: 200.- shares

See attached details.

The Chairman announced the result.

Having exhausted the discussion of the issues on the agenda, the Chairman thanked all those present and declared the meeting closed at 1:40 pm.

The Secretary The Chairman